Exhibit 2.01

ASSET PURCHASE AGREEMENT

ACQUISITION BY PORTOLA PACKAGING, INC.

OF THE ASSETS OF

CONSUMER CAP CORPORATION

December 30, 2000

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Exhibits:

Exhibit “A”	Escrow Agreement

Exhibit “B”	Lease of New Castle, Pennsylvania facilities

Exhibit “C”	MTD Supply Agreement

Exhibit “D-1”	Crisci Non-Compete Agreement

Exhibit “D-2”	Molinaro Non-Compete Agreement

Exhibit “E”	Stipulation

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INDEX OF SCHEDULES

Schedule 1.5	Assigned Agreements

Schedule 1.23	Equipment

Schedule 2.4	Aggregate Payment Allocations

Schedule 2.5	Assumed Liabilities

Schedule 2.8	Purchase Price Allocation

Schedule 3.2	Required Consents and Approvals — Seller

Schedule 3.3	Seller’s Capital Stock/Subsidiaries

Schedule 3.4	Seller’s Title to Assets

Schedule 3.5	Seller’s Litigation

Schedule 3.6	Intellectual Property

Schedule 3.7	Accounts Receivable

Schedule 3.8	Inventory

Schedule 3.10	Trade Payables/Seller’s Debt Obligations

Schedule 3.11	Contracts

Schedule 3.14	Permits

Schedule 3.17	Adverse Changes

Schedule 3.18	Seller’s Financial Statements/Undisclosed Liabilities

Schedule 3.20	Seller’s Product Warranties

Schedule 4.2	Required Consents and Approvals — MTD

Schedule 10.1	Conduct of Business

ASSET PURCHASE AGREEMENT

      THIS ASSET PURCHASE AGREEMENT (this “Agreement”) by and among Portola Packaging, Inc., a Delaware corporation, or its assignee (hereinafter referred to as “Buyer”) on the one hand, and Consumer Cap Corporation, a Pennsylvania corporation (“Seller”), and the shareholders of Seller identified on the signature pages hereto (the “Shareholders”) on the other hand, is made as of this 30th day of December, 2000.

R E C I T A L S

      A. Seller desires to sell, transfer and assign to Buyer and Buyer desires to purchase from Seller the assets of Seller (and certain affiliates) of Seller described in this Agreement.

      B. The Shareholders and certain affiliates of Seller wish to facilitate the sale to Buyer of the assets of Seller and certain affiliates of Seller.

A G R E E M E N T

      NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows, subject to the following terms and conditions:

      1. Definitions.

For purposes of this Agreement, the following terms shall have the meanings set forth below:

1.1 “Accounts Receivable” shall mean all accounts receivable, notes receivable and other rights to receive payments of Seller, including all accounts receivable arising from goods shipped or services provided prior to the date of Closing, even if the related invoices have not yet been issued, and all proceeds derived from the collection of all accounts receivable, notes receivable and other rights to receive payment; provided, however, that Accounts Receivable shall not include any amounts payable to Seller by MTD or Molinaro.

1.2 “Adjusted Aggregate Payment” shall have the meaning set forth in Section 13.1.1.

1.3 “Aggregate Payment” shall have the meaning set forth in Section 2.2.

1.4 “Assets” shall have the meaning set forth in Section 2.1.

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Asset Purchase Agreement

1.5 “Assigned Agreements” shall mean the personal property, real property and equipment leases, the license agreements, the permits and the other contracts and agreements listed on Schedule 1.5 attached hereto and by this reference incorporated herein, and any rights of Seller under confidentiality, technology transfer, assignment of inventions agreements and other similar agreements entered into with employees, contractors, consultants or other persons.

1.6 “Assumed Liabilities” shall have the meaning set forth in Section 2.5.

1.7 “Balance Sheet” shall have the meaning set forth in Section 3.18.

1.8 “Bank” shall mean Sky Bank, a _______________ organized under the laws of __________________.

1.9 “Basket Amount” shall have the meaning set forth in Section 12.4.1.

1.10 “Bennardo Release” shall mean that certain general release of all claims of Robert Bennardo.

1.11 “Birchmere” shall mean Birchmere Investments L.P., a limited partnership organized under the laws of ___________________________.

1.12 “Bulk Transfer Laws” shall have the meaning set forth in Section 7.

1.13 “Buyer” shall mean Portola Packaging, Inc., a Delaware corporation, or its assignee.

1.14 “CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Sections 9601 et. seq.).

1.15 “Closing” shall have the meaning set forth in Section 2.6.1.

1.16 “Closing Balance Sheet” shall have the meaning set forth in Section 13.1.1.

1.17 “Connor Capital Lease and Note” shall mean that certain lease of equipment entered into between Seller and Connor Capital, together with that certain note payable by Seller to Connor Capital in the original principal amount of Sixty-Three Thousand Four Hundred Sixteen Dollars ($63,416), which, together with the equipment to which such lease and note relate, will be assigned by Seller to MTD or Molinaro in connection with the transactions contemplated by this Agreement.

1.18 “Crisci” shall mean Vaughn Crisci.

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1.19 “Crisci Release” shall mean that certain general release of all claims of Crisci to be delivered in connection with closing of the transactions contemplated by this Agreement.

1.20 “Customer List” shall have the meaning set forth in Section 3.15.

1.21 “Debt Instruments” shall mean any loan or credit agreement, note, security agreement or other security instrument entered into by and between Buyer and the Bank in connection with consummation of the transactions contemplated by the Agreement.

1.22 “Defects” shall have the meaning set forth in Section 3.4.

1.23 “Equipment” shall mean all of Seller’s equipment and machinery, whether located at Seller’s facilities or the facilities of Seller’s customers, including all tools, spare parts and supplies, automobiles, trucks and other vehicles, office furniture, fixtures and other office equipment and supplies; provided, however, that Equipment shall not include the items of fabrication equipment or the automobile set forth on Schedule 1.23 hereto.

1.24 “Escrow Agreement” shall mean that certain escrow agreement by and among Seller, the Shareholders and the agent of the Shareholders on the one hand, Buyer on the other hand, and the escrow agent, substantially in the form attached hereto as Exhibit “A.”

1.25 “Financial Statements” shall have the meaning set forth in Section 3.18.

1.26 “Indemnification Notice” shall have the meaning set forth in Section 12.3.1.

1.27 “Indemnified Party” shall have the meaning set forth in Section 12.3.1.

1.28 “Indemnifying Party” shall have the meaning set forth in Section 12.3.1.

1.29 “Intellectual Property Rights” shall have the meaning set forth in Section 3.6.

1.30 “Inventory” shall mean all of Seller’s inventory, including all raw materials, work in process, finished goods and other inventories.

1.31 “Isherwood” shall mean John S. Isherwood.

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1.32 “Laws” shall mean all federal, state, local and foreign laws, statutes, rules, regulations, ordinances, treatises, rulings, directives, orders, awards, judgments and decrees.

1.33 “Lease” shall mean that certain lease of the New Castle, Pennsylvania facilities of Seller by and between Buyer, as lessee, and Molinaro, as lessor, substantially in the form attached hereto as Exhibit “B.”

1.34 “Loss” shall mean any loss, liability, obligation, fine (whether civil or criminal), claim, demand, damage or expense, including, without limitation, interest, penalties and attorneys’ and accountants’ fees and disbursements.

1.35 “Loss Notice” shall have the meaning set forth in Section 12.3.2.

1.36 “Matter” shall mean any action, suit, proceeding, dispute, litigation, charge, claim, complaint, demand, examination, inquiry, audit, investigation or similar matter, whether civil, criminal or otherwise.

1.37 “Mellon” shall mean Mellon Ventures, L.P., a limited partnership organized under the laws of ______________________.

1.38 “Molinaro” shall mean Luca Molinaro.

1.39 “MTD” shall mean Molinaro Tool & Die, a Pennsylvania corporation.

1.40 “MTD Supply Agreement” shall mean that certain supply agreement by and between Buyer and MTD substantially in the form attached hereto as Exhibit “C.”

1.41 “Non-Compete Agreements” shall mean that certain non-compete agreement by and between Buyer and Crisci substantially in the form attached hereto as Exhibit “D-1” (the “Crisci Non-Compete Agreement”) and that certain no-compete agreement by and between Buyer on the one hand and Molinaro and MTD on the other hand substantially in the form attached hereto as Exhibit “D-2” (the “Molinaro Non-Compete Agreement”).

1.42 “Open Customer Purchase Orders” shall have the meaning set forth in Section 3.9.

1.43 “Open Vendor Purchase Orders” shall have the meaning set forth in Section 3.9.

1.44 “Permits” shall have the meaning set forth in Section 3.14.

1.45 “PPI Common Stock” shall have the meaning set forth in Section 2.2.

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Asset Purchase Agreement

1.46 “Preferred Shareholders” shall mean Birchmere, Isherwood, Mellon and Sebastian.

1.47 “Releases” shall mean the Bennardo Release and the Crisci Release.

1.48 “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants and advisors.

1.49 “Sebastian” shall mean Sean D.S. Sebastian.

1.50 “Securities Act” shall have the meaning set forth in Section 5.2.1.

1.51 “Seller” shall mean Consumer Cap Corporation., a Pennsylvania corporation.

1.52 “Shareholders” shall mean all holders of the capital stock of Seller outstanding at Closing, including, without limitation, Birchmere, Crisci, Isherwood, Mellon, Molinaro and Sebastian.

1.53 “Stipulation” shall mean the stipulation of Seller to a judgment of infringement of the patents of Buyer, substantially in the form attached hereto as Exhibit “E.”

1.54 “Trade Payables” shall mean the notes payable autos, the notes payable Bericap, the Chevron payable, the capital leases (excluding the Connor Capital Lease and Note), the accrued royalties, the accrued wages and accrued payroll taxes (excluding any accrued vacation or severance benefits), the Open Vendor Purchase Orders and the other trade payables listed on Schedule 3.10 hereto and by this reference incorporated herein (excluding any trade or other payables listed on Schedule 3.10 and marked with an asterisk), including accrued interest on any of the foregoing. Trade Payables shall also include any costs and expenses, including attorneys’ fees, incurred by Buyer in connection with the removal of any liens encumbering the Assets of Seller located at its facility in Phoenix, Arizona, other than the security interest of the Bank in Seller’s Accounts Receivable and Inventory and the interest of the lessor under the lease of such facilities.

1.55 “Transaction Documents” shall mean collectively this Agreement, the Debt Instruments, the Lease, the MTD Supply Agreement, the Non-Compete Agreements, the Releases, the Stipulation and any other agreements, documents, instruments and certificates executed by the parties pursuant to this Agreement or any other Transaction Document, including, without limitation, a Bill of Sale, an Assignment and Assumption Agreement and other instruments of assignment and transfer of the Assets to Buyer.

1.56 “Vendor List” shall have the meaning set forth in Section 3.16.

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Asset Purchase Agreement

      2. Sale and Purchase of Assets.

2.1 Sale of Assets. Upon and subject to the terms and conditions set forth in this Agreement, and except as otherwise provided in this Section 2.1 or elsewhere in this Agreement, Buyer shall acquire and purchase from Seller, and Seller shall transfer, assign, convey and deliver to Buyer, at the Closing, all of Seller’s assets, excluding cash, wherever located, including, without limitation, the Accounts Receivable, the Equipment, the Intellectual Property Rights (including, without limitation, any Intellectual Property Rights of MTD or Molinaro or any family member of Molinaro that are listed on Schedule 3.6 hereto and by this reference incorporated herein, as well as all other intellectual property rights of Seller, MTD or Molinaro, whether or not listed on Schedule 3.6 hereto), the Inventory, the Open Customer Purchase Orders, the Customer List, the Vendor List, the Permits (to the extent transferable) and the Assigned Agreements, including, without limitation, all of Seller’s rights under the foregoing, and all other assets of Seller, whether real or personal, or tangible or intangible (hereinafter referred to collectively, as the “Assets”). MTD and Molinaro hereby agree that they will transfer, or cause to be transferred, to Buyer at Closing all right, title and interest in and to any Assets held by them or either of them for or on behalf of Seller.

2.2 Aggregate Payment. Subject to adjustment as provided in Section 2.3 below, and subject to and in accordance with the terms and provisions of this Agreement and the Escrow Agreement, Buyer shall pay to Seller a maximum aggregate amount of Five Million Six Hundred Eighty Eight Thousand ($5,688,000) (hereinafter referred to as the “Aggregate Payment”). The Aggregate Payment shall consist of a combination of cash and shares of Buyer’s Class B Common Stock, Series 1 (“PPI Common Stock”). Eight-Hundred Fifty Thousand Dollars ($850,000) of the Aggregate Payment shall be payable in shares of PPI Common Stock, valued at Seven Dollars ($7.00) per share, such shares of PPI Common Stock to be allocated to the persons identified on Schedule 2.4 hereto. Four Hundred Fifty Thousand Dollars ($450,000) of the Aggregate Payment will be payable pursuant to the Molinaro Non-Compete Agreement described in Section 2.4 of this Agreement. Subject to the provisions of this Section 2.2, the balance of the Aggregate Payment, as adjusted pursuant to Section 2.3 below, shall be paid in cash. In this regard, if and to the extent that amounts allocated to the Bank by Seller, subject to and in accordance with the provisions of Section 2.4 below, are paid by Buyer pursuant to the terms of the Debt Instruments, as opposed to such payment being made in cash, then the amount represented by the Debt Instruments shall result in a dollar for dollar reduction in the cash portion of the Aggregate Payment amount.

2.3 Adjustments to Aggregate Payment. The Aggregate Payment payable to Seller at Closing shall be subject to adjustment at Closing, in accordance with Sections 2.3.1 through 2.3.3 below and following Closing, in accordance with Sections 2.3.1 through 2.3.3 below and the procedures set forth in Section 13 of this Agreement. The adjustment to be made to the Aggregate Payment at Closing shall be based on the best estimates of Seller and Buyer of the net book value of Accounts Receivable, after appropriate reserves, Inventory, after appropriate reserves, and Trade Payables at Closing.

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2.3.1 In the event that the aggregate amount of the Trade Payables exceeds Two-Million Three-Hundred Thirty Thousand Dollars ($2,330,000), then the Aggregate Payment shall be reduced on a dollar for dollar basis. In the event that the aggregate amount of the Trade Payables is less than Two-Million Three-Hundred Thirty Thousand Dollars ($2,330,000), then the Aggregate Payment shall be increased on a dollar for dollar basis.

2.3.2 In the event that the net book value of Seller’s Accounts Receivable, after appropriate reserves, plus the net book value of Seller’s Inventory, after appropriate reserves, each as calculated in accordance with generally accepted accounting principles, is less than Two-Million dollars ($2,000,000), then the Aggregate Payment shall be reduced on a dollar for dollar basis.

2.3.3 In the event that the value of any fabrication equipment transferred to MTD or Molinaro by Seller prior to Closing exceeds Seventy-Five Thousand Dollars ($75,000), then the Aggregate Payment shall be reduced on a dollar for dollar basis. For purposes of this Section 2.3.3, the value of any such fabrication equipment shall be determined based on the higher of fair market value or net book value calculated in accordance with generally accepted accounting principles.

2.4 Aggregate Payment Allocation. Subject to Sections 2.2 and 2.3, the Aggregate Payment shall be paid to Seller by Buyer, and shall be allocated by Seller among the Shareholders, the Bank, MTD and all current and former counsel to Seller in accordance with Section 2.2 hereof and the allocations set forth on Schedule 2.4 attached hereto and by this reference incorporated herein. Seller, MTD and the Shareholders hereby acknowledge and agree that Four Hundred Fifty Thousand Dollars ($450,000) of the Aggregate Payment shall be allocated to Molinaro in partial exchange for Molinaro’s Non-Compete Agreement, such Four Hundred Fifty Thousand Dollars ($450,000) to be payable over a five- (5-) year period subject to and in accordance with the terms and provisions of Molinaro’s Non-Compete Agreement, and that all payments thereunder shall be subject to Sections 2.7 and 13 of this Agreement and the terms and provisions of the Escrow Agreement.

2.5 Assigned Agreements; Assumption of Liabilities. At and as of the Closing, Seller (and MTD and Molinaro as appropriate) shall transfer to Buyer all rights of Seller (and MTD and Molinaro as appropriate) under the Assigned Agreements, the Intellectual Property Rights, the Open Customer Purchase Orders and, to the extent transferable, the Permits. Except as set forth on Schedule 2.5 attached hereto and by this reference incorporated herein, Buyer shall assume all obligations of Seller under the Assigned Agreements, including the payment obligations of Seller under the CIT equipment leases, the Intellectual Property Rights, the Open Customer Purchase Orders and, to the extent transferable, the Permits, and, subject to Section 2.3.1 above, the Trade Payables, as well as the payment obligation of Seller to MTD in the amount set forth on Schedule 2.5 hereto (collectively, the “Assumed Liabilities”), and shall perform, discharge and indemnify Seller for the Assumed Liabilities, as well as the use by Buyer of the Assets,

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following Closing. Notwithstanding anything to the contrary contained in the immediately preceding sentence, except as otherwise expressly set forth on Schedule 2.5, Buyer shall not, by instrument or otherwise, and does not hereby, assume or agree to be responsible for, or to perform, discharge or indemnify Seller or MTD or their respective shareholders, affiliates or Representatives against any obligation, liability or other commitment for any breach of an Assigned Agreement, Intellectual Property Right, Open Customer Purchase Order, any Trade Payable, including, without limitation, any Open Vendor Purchase Order, or Permit arising or occurring on or prior to the date of Closing. Further, except as expressly provided in this Section 2.5, Buyer shall not, by instrument or otherwise, and does not hereby, assume or agree to be responsible for, or to perform, discharge or indemnify Seller or MTD or their respective shareholders, affiliates or Representatives against, any contract, obligation, liability or other commitment of Seller or MTD or their respective shareholders, affiliates or Representatives of any type whatsoever, whether accrued or contingent, due or not due, presently known or unknown, incurred or entered into by Seller or MTD or their respective shareholders, affiliates or Representatives, or threatened or otherwise, including, without limitation, any litigation to which Seller or MTD or their respective shareholders, affiliates or Representatives is a party, any taxes payable by Seller or its affiliates, including any taxes payable by Seller or its affiliates in connection with the transactions contemplated by this Agreement, any debts of Seller or MTD, or any of their respective shareholders, affiliates or Representatives, any contract, obligation, liability or other commitment of Seller or MTD or their respective shareholders, affiliates or Representatives with respect to any claim of any employee of or consultant to Seller or MTD or their respective affiliates, any environmental Matter, including any claim of any third person, arising out of, related to or in connection with the business of Seller or MTD or their respective affiliates, or any violation by Seller or MTD or their respective shareholders, affiliates or Representatives of any Law, including CERCLA or any other environmental Law.

            2.6 Closing.

2.6.1 The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Seller or Seller’s counsel at such time, date or place as may be mutually agreed upon by the parties and shall be effective as of December 31, 2000 (the “Closing Date”).

2.6.2 At the Closing, Seller shall execute and deliver or cause to be executed and delivered to Buyer:

2.6.2.1 Assignments of the Assigned Agreements, the Intellectual Property Rights, the Open Customer Purchase Orders and, to the extent transferable, the Permits, accompanied by consents, if required, from all parties to such instruments other than Seller;

2.6.2.2 A Bill of Sale, an Assignment and Assumption Agreement and such other instruments of assignment and transfer of the Assets, including, without limitation, the Equipment, as Buyer may reasonably request;

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2.6.2.3 Releases of all liens encumbering the Assets, the Lease and the lease of Seller’s Phoenix, Arizona facilities included in the Assigned Agreements, except to the extent otherwise agreed by Buyer;

2.6.2.4 The MTD Supply Agreement;

2.6.2.5 The Releases;

2.6.2.6 The Stipulation;

2.6.2.7 The Escrow Agreement;

2.6.2.8 The Non-Compete Agreements;

2.6.2.9 An opinion of counsel to Seller in form and substance reasonably acceptable to Buyer and Buyer’s counsel;

2.6.2.10 The closing certificates and certified resolutions required by Sections 8.3 and 8.4, respectively;

2.6.2.11 Such documents and instruments as Buyer or Buyer’s counsel shall reasonably request in connection with any issuance to the Preferred Shareholders, MTD or the Bank of shares of PPI Common Stock; and

2.6.2.12 Such other instruments and documents as Buyer or Buyer’s counsel shall reasonably request in connection with consummation of the transactions contemplated by this Agreement, including, without limitation, third party consents, estoppel certificates and acknowledgments.

2.6.3 At the Closing, pursuant to and subject to Sections 2.3 and 2.4 of this Agreement and the terms and provisions of the Escrow Agreement, Buyer shall execute and deliver or cause to be executed and delivered to Seller, MTD, the Shareholders or other third parties, as appropriate:

2.6.3.1 The cash portion of the Aggregate Payment;

2.6.3.2 Certificates representing the shares of PPI Common Stock;

2.6.3.3 An Assignment and Assumption Agreement;

2.6.3.4 The Debt Instruments;

2.6.3.5 The MTD Supply Agreement;

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2.6.3.6 The Escrow Agreement;

2.6.3.7 The Non-Compete Agreements;

2.6.3.8 The Lease;

2.6.3.9 The closing certificates and certified resolutions required by Sections 9.3 and 9.4, respectively; and

2.6.3.10 Such other instruments and documents as Seller or Seller’s counsel may reasonably request in connection with consummation of the transactions contemplated by this Agreement.

2.7 Escrow Agreement/Set-Off. All Aggregate Payment amounts payable to Molinaro under the Molinaro Non-Compete Agreement during the term of the Escrow Agreement, plus fifty percent (50%) of all Aggregate Payment amounts consisting of PPI Common Stock that are payable to MTD, the Preferred Shareholders or the Bank pursuant to this Section 2, plus any increase in the amount of the Aggregate Payment payable by Seller pursuant to Sections 2.3.1 and 13 of this Agreement shall be delivered into escrow and held in escrow subject to the terms and provisions of this Agreement and the Escrow Agreement; provided, further, that all amounts payable to Crisci under the Crisci Non-Compete Agreement during the term of the Escrow Agreement shall be delivered into escrow and held in escrow subject to the terms and provisions of this Agreement and the Escrow Agreement. In addition, Buyer shall have a right of set-off with respect to amounts allocated or otherwise payable to Crisci, Molinaro, MTD and the Preferred Shareholders under the terms of this Agreement and certain other Transaction Documents, including, without limitation, the Crisci and Molinaro Non-Compete Agreements, subject to and in accordance with the provisions of this Section 2 and Section 12 of this Agreement.

2.8 Purchase Price Allocation. Buyer and Seller agree to allocate the purchase price payable for the Assets in accordance with Schedule 2.8 attached hereto and by this reference incorporated herein, to be bound by such allocations for all purposes, to account for and report this transaction for all federal and state tax purposes in accordance with such allocations and not to take any position which is inconsistent with such allocations without the prior written consent of the other, except to the extent such consistency is prohibited by any applicable legal requirement or any generally accepted accounting principle. Buyer and Seller will exchange drafts of any information returns reflecting the transactions contemplated by this Agreement required by the Internal Revenue Code of 1986, as amended, and any similar state statute at least twenty (20) days prior to filing such returns, and will discuss in good faith any modifications suggested by the receiving party. Each party acknowledges that its failure to comply with the requirements of the preceding sentence will result in the other party incurring additional taxes, penalties, interest and attorneys’ and accountants’ fees as a result of such breach, all of which costs and expenses shall be

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recoverable by the injured party in addition to other amounts it may be entitled to under this Agreement for such breach.
2.9 Taxes. Seller shall pay and bear all sales and use taxes payable in connection with Buyer’s purchase of the Assets. Any taxes, assessments or other amounts due by Seller to governmental agencies with respect to the business of Seller shall be paid by Seller; provided, however, that Buyer shall pay any such amounts arising from or related to the business of Seller conducted by Buyer after the date of Closing.

2.10 Interim Management Arrangements. The parties agree that:

2.10.1 Buyer shall manage the business of Seller subject to the control and at the direction of the Board of Directors of Seller for the period of time from January 2, 2001, through the earlier of the actual date of Closing or until such time as Buyer shall no longer have an obligation to consummate the transactions provided for in this Agreement under Section 8.0 hereunder. For the purposes of this Section 2.10 this period of time shall be referred to as the “Interim Period.”

2.10.2 As the means of Buyer’s managing the business in accordance with the provisions of Section 2.10.1 above, Seller shall appoint and elect a manager proposed by Buyer (the “Manager”) to become the Chief Executive Officer of Seller (“CEO”) during the Interim Period, and, subject to the terms and conditions set forth below, the Manager shall so serve in that position. Notwithstanding such appointment and election, however, the Manager shall retain the position of CEO at the sufferance and in the discretion of the Board of Directors of Seller. If the Board shall discharge the Manager for any reason, then the Board shall appoint and elect another manager proposed by Buyer to serve as the Manager and as the CEO of Seller in the same manner. All of the compensation of the Manager shall be paid by Buyer as long as the Manager shall serve as CEO.

2.10.3 Seller shall continue to employ the employees of Seller who were in its employ on December 29, 2000, as Seller’s employees during the Interim Period. All employees will report to and take direction from the Manager during that period. Seller shall be liable for payment of all compensation due such employees during the Interim Period, but Buyer shall provide to Seller whatever support may be necessary and appropriate to provide such employees with payroll, benefits and other human resources services during the Interim Period. However, without limiting the provisions of Section 2.10.5 below and provided the transactions contemplated by this Agreement close as contemplated, such employees as are still employed by Seller on the actual date of Closing shall become employees of Buyer on such date, and all compensation and other expenses of having employed such persons during the Interim Period shall be deemed to have been for the account of Buyer.

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Asset Purchase Agreement

2.10.4 During the Interim Period:

2.10.4.1 Buyer shall collect on behalf of Seller all accounts receivable of the business of Seller that are paid by account debtors, and any amounts paid to Seller during the Interim Period in respect of such accounts receivable shall immediately be paid over to Buyer. Apart from proceeds of said accounts receivable required to be paid on behalf of Seller to the Bank, Buyer shall apply all the proceeds received in respect of Seller’s accounts receivable or from sales made by Seller after December 29, 2000, during the Interim Period, to liabilities Buyer has assumed under this Agreement or to payables incurred by Seller or amounts due to Seller’s employees as compensation during the Interim Period. If the proceeds from the collection of accounts receivable after payments made to the Bank are not sufficient to pay such payables as they become due, Seller shall apply amounts borrowed by Seller under the line of credit being supplied by Buyer under that certain Revolving Credit Agreement entered into by and between Buyer and Seller on the date of this Agreement (the “Revolving Credit Agreement”) for that purpose. The parties agree that no such funds shall be applied to pay any obligations of Seller that have not been assumed under this Agreement by Buyer. If the transactions contemplated hereby close in accordance with this Agreement, they shall do so as of December 31, 2000. All transactions subsequent to that date shall not affect the purchase price as calculated at December 31 but shall be given effect for purposes of amounts due at the Closing Date. For example, if receivables are collected during the Interim Period causing the total amount of Accounts Receivable on the actual date of Closing to be less than the amount at December 31, there will be no adjustment to the Aggregate Payment. Similarly, if amounts assumed by Buyer at December 31 are paid down during the Interim Period, there will be no increase in the Aggregate Payment. All transactions occurring during the Interim Period will be treated as if they occurred after the Closing, even though they occurred before the actual date of Closing. If the transactions contemplated hereby close in accordance with this Agreement, then all receivables created, cash collected, assets acquired, product manufactured and all liabilities incurred during the Interim Period will be for the benefit and burden of Buyer, and Seller shall have no interest therein.

2.10.4.2 During the Interim Period, no indebtedness or obligation in excess of $10,000.00 in any one transaction will be incurred by Seller, and no moneys in excess of $10,000.00 in any one transaction, except for payment of payroll and related expenses, shall be paid by or on behalf of Seller to either Buyer or Seller or to any third party without the prior express written agreement of the Board of Directors of Seller and the Manager.

2.10.5 Provided the transactions contemplated by this Agreement close as contemplated, all profits and losses of such operation during the Interim Period shall be for the benefit of and accrue to Buyer, and all transactions of Seller during the Interim Period shall be deemed to have occurred after the Closing.

2.10.6 If the transactions contemplated by this Agreement do not close as contemplated for any reason, then all profits and losses of such operation during the

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Interim Period shall be for the benefit of and accrue to Seller. In that event, Buyer shall be entitled to immediate reimbursement from Seller for all amounts then due under the Revolving Credit Agreement.

2.10.7 Without limiting the provisions of Section 2.10.3 above, Seller and Buyer agree that during the Interim Period each of them shall use its best efforts to cause the business of Seller to be operated in the ordinary course. If for any reason, however, the transactions provided for in this Agreement shall not close, then Buyer shall not be liable to Seller for any (i) loss or damages to Seller caused by Buyer’s acts or omissions in the operation of the business under this Section 2.10, except and to the extent that such constituted willful disregard of the directions of the Board of Directors of Seller by, or other intentional wrongdoing or gross negligence of, Buyer, or, without limiting the foregoing, (ii) for any decrease in the value of the business of Seller resulting from the operation of Seller’s business by Buyer for any reason whatsoever. Notwithstanding the foregoing, Buyer agrees to hold Seller harmless and to indemnify Seller from and against any loss or damage to the business and assets of Seller caused by any omissions in the course of Buyer’s operation of the business that are held to be intentionally harmful or grossly negligent, except to the extent that such loss or damage shall be held to have been caused all or in part by any acts or omissions of Seller.

2.10.8 If for any reason the transactions contemplated by this Agreement shall fail to close, immediately Buyer’s obligations to operate the business of Seller shall terminate, and Seller shall be obligated to pay all amounts then due under the Revolving Credit Agreement.

2.11 Post-Closing Adjustment to Trade Payables. Buyer acknowledges and agrees that for a period not to exceed sixty (60) days following the Closing Date, Seller may contact certain former vendors and service providers to Seller (“vendors” for purposes of this Section 2.11) for the purpose of negotiating a reduction in the amount payable by Seller to such vendors. Seller shall not contact any such vendor, however, without first having informed Buyer of the terms and circumstances that support such a renegotiation and having obtained the prior consent of Buyer to commence such renegotiations. In the event that Seller is successful in obtaining a reduction in the amounts due on the Closing Date to such vendors, and the aggregate dollar amount of such reduction, when subtracted from the aggregate dollar amount of the Trade Payables on the Closing Date, has the result that the aggregate dollar amount of the Trade Payables calculated as of the Closing Date is less than Two Million Three Hundred Thirty Thousand Dollars ($2,330,000), then Buyer shall pay to the Shareholders that amount by which Two Million Three Hundred Thirty Thousand Dollars ($2,330,000) exceeds the aggregate dollar amount of the Trade Payables as adjusted pursuant to the foregoing provisions of this Section 2.11. Any such amount shall be paid by Buyer to the Shareholders in accordance with written instructions provided to Buyer by the Shareholders.

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      3. Seller’s Representations and Warranties.

Seller hereby represents and warrants to Buyer, except as set forth on the Schedule of Exceptions attached hereto as Schedule 3, that:

3.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction where such qualification is required, including, without limitation, the laws of the State of Arizona, and has full power and authority to carry on its business as now conducted.

3.2 Power, Authorization and Validity.

3.2.1 Seller has the power and authority to enter into and perform Seller’s obligations under the Transaction Documents to which it is a party. The execution, delivery and performance of the Transaction Documents to which Seller is a party have been duly authorized by all necessary corporate action on the part of Seller and its shareholders.

3.2.2 The Transaction Documents to which Seller is a party have been, or at the time of such execution and delivery will be, duly executed and delivered by Seller and will constitute valid and binding obligations of Seller, enforceable against Seller in accordance with their terms. Seller has obtained, or on or prior to the Closing will have obtained, all authorizations, consents and approvals, and has made, or on or prior to the Closing will have made, all registrations and filings required to be obtained or made by Seller in connection with the execution, delivery and performance of the Transaction Documents to which Seller is a party. Attached hereto as Schedule 3.2. is a list of all authorizations, consents and approvals required to be obtained by Seller, and all registrations and filings required to be obtained or made by Seller, in connection with the execution, delivery and performance of the Transaction Documents to which Seller is a party.

3.2.3 Seller’s execution, delivery and performance of the Transaction Documents to which Seller is a party do not conflict with, or result in a breach or violation of, any provision of Seller’s Articles of Incorporation or Bylaws as currently in effect, any material instrument or contract to which Seller is a party or by which Seller is bound, or any Laws applicable to Seller or its shareholders.

3.3 Seller’s Capital Stock/Subsidiaries. The record and beneficial holders of shares of the capital stock of Seller at Closing are set forth on Schedule 3.3 attached hereto and by this reference incorporated herein. Except as set forth on Schedule 3.3, Seller has no outstanding warrants, rights or options to purchase or otherwise acquire any of its capital stock. Seller has no subsidiaries, and has no interest, direct or indirect, in any partnership, joint venture, limited liability company or other business entity.

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3.4 Title to the Assets. Except as disclosed on Schedule 3.4, Seller has good, valid and marketable title to all of the Assets, free and clear of any mortgages, security interests, liens, claims, charges, encumbrances or other defects in title (collectively, the “Defects”). At the Closing, Seller will transfer to Buyer good, valid and marketable title to all of the Assets, free and clear of any and all Defects. All taxes, charges and other assessments due by Seller with respect to the Assets have been paid in full or will have been paid in full at or prior to the Closing. Except as disclosed on Schedule 3.4, none of the Assets is subject to any commitment or other arrangement for its use by any third party. To the knowledge of Seller, all equipment, machinery, vehicles and similar items included in the Assets are in good condition and repair and have been regularly maintained and serviced. Attached to this Agreement as part of Schedule 3.4 is a complete and accurate list of the Equipment and other fixed assets of Seller at November 30, 2000.

3.5 Litigation. Except as set forth on Schedule 3.5, there is no Matter pending against Seller before any court or administrative agency, and Seller is not aware of any other Matter, whether asserted, unasserted, threatened or otherwise, that might result, either individually or in the aggregate, in any material liability on the part of Seller or any material adverse change in Seller’s business, property or operations (including, but not limited to, the Assets), or which questions the validity of the Transaction Documents or any actions taken or to be taken in connection with the Transaction Documents.

3.6 Intellectual Property. Schedule 3.6 sets forth a complete and accurate list of all patents, patent applications, copyrights, trade secrets, trademarks, service marks and trade names and all other intellectual property rights owned or licensed by Seller or covering the products or services of Seller or any other aspect of Seller’s business or the conduct of its business, including, without limitation, all patents, patent applications, copyrights, trade secrets, trademarks, service marks and trade names and all other intellectual property rights owned or licensed by MTD or Molinaro, or any other affiliate of Seller, MTD or Molinaro, together with a brief description of each (including, in the case of patents, patent applications, copyrights, trade secrets, trademarks, service marks and trade names, a description of all federal, state, local and foreign registrations or related filing information) (hereinafter referred to collectively as the “Intellectual Property Rights”). Except as set forth on Schedule 3.6, Seller, MTD or Molinaro, as the case may be, is the exclusive owner of all right, title and interest in and to the Intellectual Property Rights, and no other person has any right to use, or any license under or any immunity from suit for infringement of, any of the Intellectual Property Rights. Seller, Molinaro or MTD, as the case may be, possesses and has, and will transfer to Buyer at the Closing, good, valid and marketable title, free and clear of all Defects, to the Intellectual Property Rights, without, to the knowledge of Seller, conflict with or infringement upon any valid rights of others. To the knowledge of Seller, no person has infringed, misappropriated or otherwise violated the Intellectual Property Rights. Seller has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all confidential Intellectual Property Rights. None of the confidential Intellectual Property Rights has been disclosed other than to employees, representatives and agents of Seller, all of whom are bound by written confidentiality agreements substantially in the form previously disclosed to Buyer.

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3.7 Accounts Receivable. Attached to this Agreement as Schedule 3.7 is a complete and accurate list of Seller’s Accounts Receivable dated November 30, 2000, identifying by customer or other payor the amount(s) due to Seller by such customer or other payor as of such date. All such Accounts Receivable are collectible and, except as disclosed on Schedule 3.7, are free and clear of any and all Defects. At and as of the Closing, the Accounts Receivable, after appropriate reserves, shall have a net book value in excess of One Million Dollars ($1,000,000); provided, however, that Seller shall not be in breach of this representation and warranty in the event that the sum of Seller’s Accounts Receivable, after appropriate reserves, plus Seller’s Inventory, after appropriate reserves, is equal to or greater than Two Million Dollars ($2,000,000).

3.8 Inventory. Attached to this Agreement as Schedule 3.8 is a complete and accurate list of Seller’s Inventory dated November 30, 2000, identifying by part number all of Seller’s Inventory with respect to any product of Seller, no matter where located, together with Seller’s cost, as applicable. Schedule 3.8 is based on a physical count of the Inventory. Inventory is stated at “first in, first out,” in accordance with generally accepted accounting principles. The values at which the Inventory is shown on Seller’s Financial Statements have been determined in accordance with Seller’s valuation policies consistently applied, pursuant to which the Inventory consists only of items of quality and quantity normally usable in the ordinary course of Seller’s business or saleable to customers under contracts or purchase orders, or otherwise in the ordinary course of business. At and as of Closing, the Inventory, after appropriate reserves, shall have a net book value in excess of One Million Dollars ($1,000,000); provided, however, that Seller shall not be in breach of this representation and warranty in the event that the sum of Seller’s Accounts Receivable, after appropriate reserves, plus Seller’s Inventory, after appropriate reserves, is equal to or greater than Two Million Dollars ($2,000,000).

3.9 Purchase Orders. Seller has delivered to Buyer correct and complete copies of all purchase orders for the purchase of the products of Seller or the performance of services by Seller that are in process or with respect to which work has not yet been commenced by Seller (the “Open Customer Purchase Orders”). In addition, Seller has delivered to Buyer correct and complete copies of all purchase orders issued by Seller to its vendors for goods and services that are in process or with respect to which payment has not been made by Seller (the “Open Vendor Purchase Orders”).

3.10 Trade Payables; Debt Obligations. Attached to this Agreement as Schedule 3.10 is a complete and accurate list of Seller’s trade and other payables at and as of November 30, 2000. Said Schedule 3.10 also sets forth all obligations of Seller, direct and indirect, contingent or otherwise, for borrowed money, including unutilized lines of credit.

3.11 Contracts. Except as set forth on Schedule 3.11, the Assigned Agreements, the Intellectual Property Rights, the Open Customer Purchase Orders, the Permits and the Trade Payables are the only agreements, contracts, understandings or arrangements of Seller, MTD, Molinaro and any family member of Molinaro relating to the

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Assets and the products and services of Seller. To the knowledge of Seller, each of the Assigned Agreements and the Open Customer Purchase Orders is a valid agreement pursuant to which no default of any material nature exists, and each of the Assigned Agreements, the Intellectual Property Rights, the Open Customer Purchase Orders and the Permits is in full force and effect and is enforceable by Seller, and will be enforceable by Buyer, in accordance with its terms. Complete and correct copies of the Assigned Agreements, the Intellectual Property Rights, the Open Customer Purchase Orders and the Permits have been delivered to Buyer. Seller has made available to Buyer any agreements, documents or instruments affording Seller rights with respect to any confidential information of Seller or technology or inventions of Seller. In addition, Seller has made available to Buyer complete and correct copies (or a written description) of any agreement, contract, understanding or arrangement, written or oral, of Seller relating to transactions or understandings entered into by Seller with MTD, Molinaro or any other affiliate of Seller, MTD or Molinaro, or otherwise relating to any leases or loans of Seller being paid or assumed by Buyer pursuant to Section 2.5 of this Agreement. Schedule 3.11 contains a description of all such affiliate transactions. Except as otherwise disclosed on Schedule 3.11, any amounts payable by Seller and being assumed by Buyer at closing may be prepaid, in whole or in part, without penalty.

3.12 Environmental Compliance. There is no Matter pending or threatened, or of which Seller is otherwise aware, relating to any hazardous substances, hazardous wastes, discharges, emissions or other forms of pollution relating in any way to any real property owned or leased by Seller or any of the sites where hazardous materials are disposed of by Seller. Neither Seller nor any affiliate of Seller, including, without limitation, MTD, has any liability for cleanup, compliance or required capital expenditures at the facilities of Seller or any of the sites where hazardous materials are disposed of by Seller in connection with any environmental Matter arising at or prior to the date of this Agreement. To the knowledge of Seller, Seller has complied in all material respects with the Laws, including CERCLA, regulating the use, storage, discharge and disposal of hazardous waste and hazardous materials.

3.13 Real Property. To the knowledge of Seller, Seller’s real property under the Lease and the lease of the Phoenix, Arizona facilities is adequate for the present operations of Seller and, as presently used by Seller, complies in all material respects with all zoning, use and other Laws material to its present operations. The building and all building systems included in the Phoenix, Arizona facility have been maintained adequately for the present use of the facility and are in good operating condition and repair. To the knowledge of Seller, no material defect exists in the improvements or their structural components, the building systems and other mechanical systems. to the knowledge of Seller, the facility is watertight and is free from infestation.

3.14 Permits. Seller has, and at the Closing will transfer to Buyer, to the extent transferable, all licenses, permits, certificates and authority from governmental agencies, including any tax abatements to the extent transferable, which are necessary or desirable for the conduct of the business conducted by Seller (the “Permits”). A complete and correct list of the Permits is attached hereto as Schedule 3.14.

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3.15 Customer List. Seller has delivered to Buyer a complete and correct list of Seller’s customers (the “Customer List”). All of Seller’s right, title and interest with respect to the Customer List shall be transferred to Seller at the Closing.

3.16 Vendor List. Seller has delivered to Buyer a complete and correct list of all vendors of raw materials, finished goods and other products placed in inventory by Seller (the “Vendor List”). Seller is not aware of any vendor appearing on the Vendor List that has refused to (or threatened to refuse to) do business with Buyer after the acquisition of the Assets on the same terms and conditions as Seller did business with such vendors prior to the Closing and in no event on terms and conditions less favorable to Buyer than customary terms and conditions in Seller’s industry.

3.17 Adverse Changes. Except as disclosed on Schedule 3.17, since September 30, 2000, there has not been any:

3.17.1 Transaction by Seller except in the ordinary course of business as conducted on that date except as agreed to in writing by Buyer;

3.17.2 Material adverse change in the financial condition, assets or business of Seller;

3.17.3 Destruction, damage to or loss of any asset of Seller (whether or not covered by insurance) that materially and adversely affects the financial condition, assets or business of Seller;

3.17.4 Labor trouble or other event or condition of any character materially and adversely affecting the financial condition, assets or business of Seller;

3.17.5 Revaluation by Seller of any of it assets, other than normal amortization or depreciation;

3.17.6 Sale or transfer of any assets of Seller, except in the ordinary course of business;

3.17.7 Transaction by Seller with MTD or Molinaro or any affiliate of MTD or Molinaro;

3.17.8 Amendment or termination of any contract, agreement or license to which Seller is a party that has or might reasonably be expected to have a material adverse effect on any of the Assets, the Assigned Agreements, the Intellectual Property Rights, the Open Customer Purchase Orders or the Permits;

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3.17.9 Any mortgage, pledge or other encumbrance of any asset of Seller;

3.17.10 Commencement of litigation or any waiver or release of any right or claim of Seller, except in the ordinary course of business as conducted on that date;

3.17.11 Other event or condition of any character that has or might reasonably be expected to have a material adverse effect on the financial condition, assets or business of Seller; or

3.17.12 Agreement by Seller to do any of the things described in the preceding Sections 3.17.1 through 3.17.11.

3.18 Financial Statements; Undisclosed Liabilities. Attached hereto as Schedule 3.18 are Seller’s unaudited financial statements at and as of December 31, 1999 and Seller’s unaudited financial statements at and as of at November 30, 2000 (the “Balance Sheet”, together with the unaudited financial statements at and as of December 31, 1999, hereinafter referred to collectively as the “Financial Statements”). Except as set forth on Schedule 3.18, the Financial Statements have been prepared in accordance with generally accepted accounting principles and fairly present the financial position of Seller at and as of their respective dates and the results of operations for the periods then ended. Except as set forth on Schedule 3.18, since the date of the Financial Statements, there has not been a material adverse change in the financial condition, assets, operations or business of Seller and no event has occurred that might reasonably be expected to have a material adverse change in the financial condition, assets, operations or business of Seller. Except as set forth on Schedule 3.10 or otherwise disclosed in the Financial Statements, Seller does not have any liabilities or obligations of any kind or nature, whether known or unknown, absolute or contingent, liquidated or unliquidated, accrued or unaccrued, due or to become due or otherwise.

3.19 Taxes. Seller has filed all federal, state and local tax returns and other reports it is required by law to have filed prior to the date hereof, has paid or caused to be paid all taxes, assessments and other governmental charges due and payable prior to the date hereof, and has made adequate provision for the payment of all taxes, assessments and other charges not yet due and payable. Seller has no knowledge of any deficiency or assessment, in any significant amount, not reflected in the Financial Statements.

3.20 Quality and Conformance of Products. Seller’s products and all components thereof, whether actually delivered or currently being produced, packaged or manufactured by Seller, have met or meet the specifications set forth in the sales contracts or purchase order relating to such products and any applicable governmental minimum quality standards. To the knowledge of Seller, each such product and component is free from any defect in quality, materials or packaging standards that would subject Buyer or Seller to any contract claim, product liability or any other liability of any nature whatsoever, whether

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asserted by the purchaser thereof or any third party, including any governmental agency. Schedule 3.20 attached hereto includes a description of the representations and warranties made by Seller in connection with sales by Seller to its customers of Seller’s products.

3.21 Full Disclosure. There are no facts which (individually or in the aggregate) materially adversely affect the financial condition, assets, operations, liabilities or business of Seller that have not been set forth in this Agreement or the other Transaction Documents or in the Schedules or Exhibits hereto or thereto.

3.22 Acknowledgment of Molinaro. Molinaro hereby affirms and joins in the representations of Seller set forth in Sections 3.1 through 3.21 above.

      4. MTD’s Representations and Warranties.

MTD and Molinaro hereby, jointly and severally, represent and warrant to Buyer, except as set forth on the Schedule of Exceptions attached hereto as Schedule 4, that:

4.1 Organization and Good Standing. MTD is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is required, and has full power and authority to carry on its business as now conducted.

4.2 Power, Authorization and Validity.

4.2.1 MTD has the power and authority to enter into and perform MTD’s obligations under the Transaction Documents to which it is a party. The execution, delivery and performance of the Transaction Documents to which MTD is a party have been duly authorized by all necessary corporate action on the part of MTD and its shareholders.

4.2.2 The Transaction Documents to which MTD is a party have been, or at the time of such execution and delivery will be, duly executed and delivered by MTD and will constitute valid and binding obligations of MTD, enforceable against MTD in accordance with their terms. MTD has obtained, or on or prior to the Closing will have obtained, all authorizations, consents and approvals, and has made, or on or prior to the Closing will have made, all registrations and filings required to be obtained or made by MTD, in connection with the execution, delivery and performance of the Transaction Documents to which MTD is a party. Attached hereto as Schedule 4.2 is a list of all authorizations, consents and approvals required to be obtained by MTD, and all registrations and filings required to be obtained or made by MTD, in connection with the execution, delivery and performance of the Transaction Documents to which MTD is a party.

4.2.3 MTD’s execution, delivery and performance of the Transaction Documents to which MTD is a party do not conflict with, or result in a breach or violation of, any provision of MTD’s Articles of Incorporation or Bylaws as currently in effect, any

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material instrument or contract to which MTD is a party or by which MTD is bound, or any Laws applicable to MTD or its shareholders.

      5. Shareholders’ Representations and Warranties.

      Each Shareholder hereby represents and warrants to Buyer, severally and not jointly, that:

5.1 Authority and Noncontravention.

5.1.1 Such Shareholder, in the case of an individual, has the legal capacity and all requisite legal right, power and authority to enter into and perform such Shareholder’s obligations under the Transaction Documents to which it is a party. Such Shareholder, in the case of an entity, has the power and authority to enter into and perform such Shareholder’s obligations under the Transaction Documents to which it is a party, and the execution, delivery and performance of the Transaction Documents to which such Shareholder is a party have been duly authorized by all necessary action on the part of such Shareholder and its partners.

5.1.2 The Transaction Documents to which such Shareholder is a party have been, or at the time of such execution and delivery will be, duly executed and delivered by such Shareholder and will constitute valid and binding obligations of such Shareholder, enforceable against such Shareholder in accordance with their terms. Such Shareholder has obtained, or on or prior to the Closing will have obtained, all authorizations, consents and approvals and has made, or on or prior to the Closing will have made, all registrations and filings required to be obtained or made by such Shareholder, in connection with the execution, delivery and performance of the Transaction Documents to which such Shareholder is a party.

5.1.3 The execution, delivery and performance of the Transaction Documents to which such Shareholder is a party do not conflict with, or result in a breach or violation of, any material instrument or contract to which such Shareholder is a party or by which such Shareholder is bound, any Laws applicable to such Shareholder and, in the case of any Shareholder that is an entity, any provision of the charter documents of such Shareholder as currently in effect.

5.2 Investment Representations.

Each of MTD and the Preferred Shareholders hereby represents and warrants to, and covenants with Buyer, severally and not jointly, that:

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5.2.1 Restrictions on Transfer of PPI Common Stock. MTD or each such Shareholder, as the case may be, understands and acknowledges that the PPI Common Stock has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or under applicable state securities laws, and may not be sold or transferred unless it is registered under the Securities Act and applicable state securities laws or an exemption from registration is available for such sale or transfer. MTD or each such Shareholder, as the case may be, further acknowledges that the PPI Common Stock will be subject to additional restrictions on transfer under the terms of a shareholders’ agreement of Buyer imposing restrictions on transfers of shares of PPI Common Stock.

5.2.2 Investor Representations. MTD or each such Shareholder, as the case may be, represents that it is an accredited investor as defined in Regulation D promulgated under the Securities Act, or by reason of its business and financial experience, or the business and financial experience of those persons unaffiliated with Buyer retained by MTD or each such Shareholder, as the case may be, if any, MTD or each such Shareholder, as the case may be, together with its advisors, if any, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of its prospective investment in PPI Common Stock, and is acquiring the PPI Common Stock for its own account for investment and not with a view to the distribution thereof except in compliance with the Securities Act and applicable state securities laws. MTD or such Shareholder further acknowledges that it is aware of Buyer’s business affairs and financial condition, has obtained or been given access to sufficient information about Buyer to reach an informed and knowledgeable decision to acquire the PPI Common Stock, and has been given the opportunity to ask questions of Buyer’s officers and employees regarding Buyer’s business, legal and financial affairs, either directly or through its authorized representatives.

5.2.3 Lock-Up Agreement. In the event of a public offering of Buyer’s Common Stock pursuant to a registration statement declared effective by the Securities and Exchange Commission, if requested by Buyer or by its underwriters, MTD or each such Shareholder, as the case may be, agrees not to sell, sell short, grant any option to buy or otherwise dispose of the shares of PPI Common Stock acquired pursuant to this Agreement (except for any such shares which may be included in the registration) for a period of up to one hundred eighty (180) days following the consummation of such offering. Buyer may impose stop-transfer instructions with respect to the shares of PPI Common Stock subject to the foregoing restriction until the end of said period. Neither MTD (or any assignee of MTD) nor any Preferred Shareholder shall be subject to this Section 5.2.3 provided and only if the officers and directors of Buyer are also subject to similar arrangements.

5.2.4 Legends. MTD and each such Shareholder hereby acknowledges and agrees that the certificates representing the shares of PPI Common Stock shall be imprinted with the following legends:

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THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR THE PURCHASER’S OWN ACCOUNT AND NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF. NO SALE OR OTHER DISPOSITION OF SUCH SECURITIES MAY BE EFFECTED WITHOUT THE (1) REGISTRATION OF SUCH SALE OR OTHER DISPOSITION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND QUALIFICATION OR REGISTRATION OF SUCH SALE OR OTHER DISPOSITION UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR (2) AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED.

THIS CERTIFICATE IS SUBJECT TO, AND TRANSFERABLE ONLY UPON COMPLIANCE WITH, THE PROVISIONS OF A SHAREHOLDERS’ AGREEMENT DATED AS OF JUNE 30, 1994, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. SUCH SHAREHOLDERS’ AGREEMENT PROVIDES, AMONG OTHER THINGS, FOR CERTAIN RESTRICTIONS ON THE SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE.

THE TRANSFER OF THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE, OR ANY PORTION THEREOF OR INTEREST THEREIN, IS RESTRICTED BY AN AGREEMENT BETWEEN THE HOLDER OF THIS CERTIFICATE AND THE COMPANY (WHICH AGREEMENT INCLUDES, AMONG OTHER THINGS, A LOCK-UP PROVISION AND A PROVISION REQUIRING ESCROW OF THE SHARES FOR THE PERIOD SPECIFIED THEREIN). A COPY OF SUCH AGREEMENT MAY BE INSPECTED AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY AND ALL APPLICABLE PROVISIONS OF SUCH AGREEMENT ARE INCORPORATED BY REFERENCE IN THIS CERTIFICATE.

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THE TRANSFER OF THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE, OR ANY PORTION THEREOF OR INTEREST THEREIN, IS RESTRICTED BY AN AGREEMENT BETWEEN THE HOLDER OF THIS CERTIFICATE AND THE COMPANY (WHICH AGREEMENT INCLUDES, AMONG OTHER THINGS, A LOCK-UP PROVISION AND A PROVISION REQUIRING ESCROW OF THE SHARES FOR THE PERIOD SPECIFIED THEREIN). A COPY OF SUCH AGREEMENT MAY BE INSPECTED AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY AND ALL APPLICABLE PROVISIONS OF SUCH AGREEMENT ARE INCORPORATED BY REFERENCE IN THIS CERTIFICATE.

5.2.5 California Commissioner of Corporations — Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA. THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

      6. Buyer’s Representations and Warranties.

Buyer represents and warrants to Seller and the Shareholders that:

6.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to carry on its business as now conducted.

6.2 Power, Authorization and Validity.

6.2.1 Buyer has the power and authority to enter into and perform Buyer’s obligations under the Transaction Documents to which it is a party. The execution, delivery and performance of the Transaction Documents to which Buyer is a party have been duly authorized by all necessary corporate action on the part of Buyer.

6.2.2 The Transaction Documents to which Buyer is a party have been, or at the time of such execution and delivery will be, duly executed and delivered by Buyer and will constitute valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms.

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6.2.3 Buyer’s execution, delivery and performance of the Transaction Documents to which Buyer is a party do not conflict with, or result in a breach or violation of, any provision of Buyer’s Certificate of Incorporation or Bylaws as currently in effect or any material instrument or contract to which Buyer is a party or by which Buyer is bound.

6.3 Financial Statements. Buyer has made available to Seller and each Shareholder complete and correct copies of Buyer’s Annual Report on Form 10-K for the fiscal year ended August 31, 2000 and Buyer’s quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2000. The financial statements of Buyer included in such Annual and Quarterly Reports fairly present the financial position of Buyer as of the dates and for the periods specified in such Annual and Quarterly Reports and have been prepared in accordance with generally accepted accounting principles.

6.4 PPI Common Stock. Subject to the provisions of this Agreement and the Escrow Agreement, the shares of PPI Common Stock, when issued in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and nonassessable, except for restrictions on transfer imposed under state and federal securities laws.

      7. Bulk Sales. Subject to the provisions of this Section 7, Buyer and Seller hereby waive compliance with the bulk sales and bulk transfer provisions of the laws of the State of Arizona and the Commonwealth of Pennsylvania, and any other state or jurisdiction in which Inventory, Equipment or other Assets of Seller are located. Seller covenants and agrees with Buyer that Seller shall pay its debts and obligations when they come due, and further agrees to indemnify, defend and hold harmless Buyer and Buyer’s affiliates, and their respective Representatives, from and against any Loss directly or indirectly arising from, relating to or in connection with Seller’s failure to pay its debts and obligations when they come due or the waiver by Seller and Buyer of compliance with the bulk sales and bulk transfer provisions of the laws of the State of Arizona and the Commonwealth of Pennsylvania, and any other state or jurisdiction in which Inventory, Equipment or other Assets of Seller were located at or prior to Closing. Notwithstanding anything to the contrary contained in the foregoing, Seller hereby covenants and agrees to use its best efforts to give the Pennsylvania Department of Revenue not less than ten (10) days’ notice in advance of the Closing of its intent to sell more than fifty-one percent (51%) of Seller’s assets by filing a DOR Form Rev-181, “Application For Tax Clearance Certificate.” The bulk sales and bulk transfer provisions of the foregoing jurisdictions, including the requirements of the Pennsylvania Department of Revenue, are hereinafter referred to collectively as the “Bulk Transfer Laws.”

      8. Conditions Precedent to Obligations of Buyer.

      Buyer’s obligation to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Buyer) at the Closing of the following conditions:

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8.1 Representations and Warranties. The representations and warranties of Seller, MTD and the Shareholders contained in Sections 3, 4 and 5, respectively, shall be true and correct in all material respects on and as of the Closing with the same force and effect as if they had been made at the Closing.

8.2 No Litigation. As of the Closing, no litigation or proceeding shall be threatened or pending for the purpose or with the probable effect of enjoining or preventing the consummation of the transactions contemplated by this Agreement or any other Transaction Document, or which would otherwise have a material adverse effect on the assets, operations or business of Seller.

8.3 Closing Certificates. Each of Seller and MTD shall have delivered to Buyer a certificate, signed by the President and the Secretary of each of Seller and MTD, dated as of the Closing, to the effect that the representations and warranties of each of Seller and MTD set forth in this Agreement were true and correct in all material respects on the date of this Agreement and are true and correct in all material respects on and as of the Closing, as though such representations and warranties were made as of the Closing. Each Shareholder shall have delivered to Buyer a certificate signed by such Shareholder and dated as of the Closing to the effect that the representations and warranties of such Shareholder set forth in this Agreement were true and correct in all material respects on the date of this Agreement and are true and correct in all material respects on and as of the Closing, as though such representations and warranties were made as of the Closing.

8.4 Authorizations. Buyer shall have received from each of Seller and MTD a copy, certified by the Secretary of each company, of the resolutions of such company’s Board of Directors and shareholders authorizing such company’s execution, delivery and performance of the Transaction Documents to which it is a party.

8.5 Required Consents/Releases. Buyer shall have received all written consents, assignments, waivers, authorizations or other certificates deemed necessary by Buyer or Buyer’s legal counsel to provide for the continuation in full force and effect of the Assigned Agreements, the Intellectual Property Rights, the Open Customer Purchase Orders and, to the extent transferable, the Permits, and any consents, estoppel certificates or acknowledgments of third parties required to consummate the transactions contemplated hereby. Seller shall have delivered to Buyer releases evidencing the release of all liens encumbering the Assets and the real property facilities leased by Seller, except as otherwise agreed to by Buyer.

8.6 Compliance with Bulk Transfer Laws. Seller shall have complied in all respects with, or Buyer shall have waived, the provisions of all applicable Bulk Transfer Laws.

8.7 Cancellation/Compromise of Creditor Claims. Buyer shall have received evidence satisfactory to Buyer of the cancellation of all of Seller’s obligations to

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MTD, Molinaro and their respective affiliates, and of the compromise of certain claims of unaffiliated third parties.

8.8 Debt Instruments. Buyer shall have negotiated with the Bank terms reasonably acceptable to Buyer, and acceptable to Buyer’s lenders, with respect to the Debt Instruments.

8.9 Lease. Buyer shall have negotiated with Molinaro, the lessor of the facilities leased by Seller in Newcastle, Pennsylvania, terms reasonably acceptable to Buyer with respect to the Lease, and Buyer shall have negotiated with the lessor of the facilities leased by Seller in Phoenix, Arizona such documentation related to the assignment and assumption of the Phoenix, Arizona lease as Buyer shall reasonably request.

8.10 Consent of Lenders to Buyer. Buyer shall have obtained all required consents of Buyer’s lenders under its credit facilities.

8.11 Certificates of Good Standing. Seller shall have delivered to Buyer certificates evidencing the good standing of Seller and MTD with the Commonwealth of Pennsylvania, including Pennsylvania’s taxing authorities, certificates evidencing the good standing of Seller with the State of Arizona and certificates evidencing the good standing of Seller in such other states in which qualification of Seller as a foreign corporation is required under applicable Law.

8.12 Seller’s Legal Opinion. Seller shall have delivered to Buyer a legal opinion of counsel to Seller and MTD in form and substance reasonably satisfactory to counsel for Buyer.

8.13 Other Documents/Transactions. Seller, MTD, the Shareholders and the Bank shall have executed and delivered the Transaction Documents to which they are parties, and such documents of transfer of the Assets, including, without limitation, the Equipment, the Assigned Agreements, the Intellectual Property Rights, the Open Customer Purchase Orders and, to the extent transferable, the Permits, including, without limitation, a Bill of Sale and an Assignment and Assumption Agreement, and such other documents, instruments and certificates as counsel for Buyer shall reasonably deem necessary and appropriate under the circumstances.

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      9. Conditions Precedent to Obligations of Seller.

Seller’s obligation to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Seller) of the following conditions:

9.1 Accuracy of Representations and Warranties. The representations and warranties of Buyer set forth in Section 6 shall be true and correct in all material respects on and as of the Closing with the same force and effect as if they had been made at the Closing.

9.2 No Litigation. As of the Closing, no litigation or proceeding shall be threatened or pending for the purpose or with the probable effect of enjoining or preventing the consummation of the transactions contemplated by this Agreement or any other Transaction Document.

9.3 Closing Certificate. Buyer shall have delivered to Seller a certificate, signed by the President or Chief Financial Officer and the Secretary or Assistant Secretary of Buyer and dated as of the Closing, to the effect that the representations and warranties of Buyer set forth in this Agreement were true and correct in all material respects on the date of this Agreement and are true and correct in all material respects on and as of the Closing, as though such representations and warranties were made as of the Closing.

9.4 Authorizations. Seller shall have received from Buyer a copy, certified by Buyer’s Secretary or Assistant Secretary, of the resolutions of Buyer’s Board of Directors authorizing Buyer’s execution, delivery and performance of the Transaction Documents to which it is a party.

      10. Seller’s Covenants.

10.1 Conduct of Business. From the date hereof through the date of Closing, except as may be expressly permitted under this Agreement or as otherwise agreed in writing by Buyer, Seller will conduct its business in the ordinary course of business consistent with past practices (including, without limitation, using its best efforts consistent with past practices to maintain Seller’s business relationships and goodwill with lessors, suppliers, customers, employees and representatives). In addition, except as set forth in Schedule 10.1 hereto or as otherwise agreed to in writing by Buyer, Seller agrees:

10.1.1 Not to enter into any contract to provide goods or services at a price other than Seller’s existing pricing;

10.1.2 Not to sell, transfer, license or otherwise dispose of or encumber, or contract to sell, transfer, license or otherwise dispose of or encumber any of the Assets, including, without limitation, the Intellectual Property Rights;

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10.1.3 Not to make or enter into any contract or agreement for any capital expenditure or enter into any lease of capital equipment or real estate;

10.1.4 Not to modify, amend or cancel any agreements required to be disclosed in any Schedule to this Agreement or take any action or incur any liability or obligation which if taken or incurred prior to the date hereof would be required to be disclosed in any Schedule hereto, except in the ordinary course of business;

10.1.5 Not to make any material change in arrangements for sourcing of supplies, including, without limitation, payment practices in connection therewith;

10.1.6 Not to create, assume, incur or guarantee any indebtedness;

10.1.7 Not to issue, sell, redeem, purchase or otherwise dispose of or acquire any capital stock, or to make any distributions to its shareholders;

10.1.8 Not to make any material change in business policy or practices, credit criteria, internal management accounting principles or practices;

10.1.9 Not to enter into any intercompany or other affiliate agreement or transaction;

10.1.10 Not to enter into any new employment, consulting or collective bargaining agreements or grant any increases in the compensation payable to any employees of Seller or make any change in any employee benefit plan applicable to such employees or hire any new employees;

10.1.11 Not to make any amendments to or changes in its Articles of Incorporation or Bylaws;

10.1.12 Not to perform any act, or attempt to do any act, or permit any act or omission to act, which will cause a breach of any contract, commitment or obligation;

10.1.13 Not to enter into any strategic alliance, joint marketing agreement or other similar arrangement;

10.1.14 Not to revalue any of the Assets, other than normal amortization or depreciation;

10.1.15 To maintain inventory quantities of raw materials and other supplies and materials at levels consistent with past practices in the usual and ordinary course of business;

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10.1.16 Not to waive any claim or right or agree to any settlement of a material Matter;

10.1.17 To promptly notify Buyer of the commencement of any litigation; and

10.1.18 To promptly notify Buyer of any event or occurrence in violation of the matters described in the preceding Sections 10.1.1 through 10.1.17.

10.2 Standstill Agreement. Unless and until this Agreement has been terminated by its terms, neither Seller nor Seller’s Representatives or affiliates will (i) solicit, initiate, encourage or accept any other inquiry, proposal or offer from any person or entity relating to any acquisition, purchase, contribution or other transfer of any of the capital stock or assets of Seller or any financing, recapitalization, reorganization or similar transaction involving Seller, or (ii) participate in any discussions, conversations, negotiations or other communications with any such person or entity regarding, or furnish to any such person or entity any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any such person or entity to seek to do, any of the foregoing. Seller agrees to promptly notify Buyer of any proposal or offer, or any inquiry or other contact with any person or entity, with respect to an acquisition of the assets or capital stock of Seller that is made or received by it or any Shareholder, and further agrees that it will advise Buyer in reasonable detail of the identity of such person or entity making such proposal, offer, inquiry or other contact and the terms and conditions of such proposal, offer, inquiry or other contact.

10.3 Access to Information. Prior to and after the Closing, Seller will (a) give Buyer and Buyer’s counsel, financial advisors, auditors and other authorized Representatives full access to the offices, properties, books and records of Seller, (b) furnish Buyer and Buyer’s counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information relating to Seller and its affiliates as Buyer and such persons may reasonably request, (c) instruct the employees of Seller and Seller’s counsel, financial advisors, accountants and other Representatives of Seller to cooperate with Buyer in connection with Buyer’s investigation of Seller, and (d) shall assist Buyer and Buyer’s Representatives in contacting Seller’s customers and creditors, for the purpose of verifying account information. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller, MTD or the Shareholders hereunder.

10.4 Confidentiality. After the Closing, Seller, MTD and each Shareholder will hold, and will use their best efforts to cause their respective Representatives to hold, in confidence, unless compelled to disclose by judicial or administrative law, all confidential documents and information concerning Seller, except to the extent that such information can be shown to have been (i) in the public domain through no fault of such person or (ii) later lawfully acquired by such person from sources other than those related to its ownership of or employment or other affiliation with Seller. Each of Seller, MTD and the

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Shareholders further agrees that it will not use to the detriment of Buyer or any of Buyer’s affiliates, or misuse in any way, any such confidential information.

10.5 Tax Clearance Certificates. Seller covenants and agrees that prior to the Closing, it shall submit to the State of Arizona and the Commonwealth of Pennsylvania a request for a tax clearance certificate, and shall furnish to Buyer copies of all correspondence related thereto.

      11. Post-Closing Covenants of Seller.

11.1 Non-Competition/Non-Solicitation.

11.1.1 Non-Competition. Seller agrees, on behalf of itself and its affiliates, that it will not, at any time within the five- (5-) year period immediately following the Closing, directly or indirectly, engage in, or have any interest in any person, firm, corporation or business (whether as an agent, security holder, partner, creditor, consultant or otherwise) that engages in, or is preparing to engage in, any activity in any county or city of any country or territory worldwide, which activity is the same as, similar to or competitive with any activity or business now carried on or engaged in by Buyer or Buyer’s affiliates, or Seller or Seller’s affiliates, or which manufactures, distributes or markets any product, or performs any service, similar to or competitive with the products or services of Buyer or Buyer’s affiliates, or Seller or Seller’s affiliates, including, without limitation, any design or engineering concept of Buyer or Buyer’s affiliates, or Seller or Seller’s affiliates, in any such county or city, as long as Buyer or its affiliates (or any successor or successors thereto) shall carry on such activity or business in such county or city. Buyer acknowledges and agrees that the foregoing restrictions shall not apply to any fabrication business currently engaged in by Seller or MTD.

11.1.2 Non-Solicitation of Employees/Consultants. Seller agrees that it will not, at any time within the five- (5-) year period immediately following the Closing, directly or indirectly, solicit to take away or take away any employee or consultant of Buyer or its affiliates for Seller’s own benefit or for the benefit of any other person or entity.

11.1.3 Non-Solicitation of Customers/Vendors. Seller agrees that it will not, at any time within the five- (5-) year period immediately following the Closing, directly or indirectly, solicit to take away or take away any customer of or vendor to Buyer or its affiliates.

11.1.4 Construction. The parties intend that the covenants contained in this Section 11.1 shall be construed as a series of separate covenants, one for each county or city specified. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenants contained in this Section 11.1. If, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants included in this Section 11.1, then the unenforceable covenant shall be deemed eliminated from the

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provisions of this Section 11.1 for the purpose of those proceedings to the extent necessary to permit the remaining covenants to be enforced.

11.1.5 Injunctive Relief. The remedy at law for breach of these non-compete and non-solicitation covenants being inadequate, Seller understands, acknowledges and agrees that Buyer shall be entitled, in addition to such other remedies it may have, to temporary and permanent injunctive relief for any breach or threatened breach of these non-compete and non-solicitation covenants without proof of any actual damages that have been or may be caused to it by such breach.

11.2 Assignment of Intellectual Property Rights and Other Intangible Assets. Seller agrees, at no charge to Buyer, but at Buyer’s expense: (i) to sign and deliver to Buyer, and to cause MTD to sign and deliver to Buyer, any such documents as Buyer considers desirable to evidence the assignment to Buyer and the ownership by Buyer of all rights of Seller (or MTD as the case may be) to the Intellectual Property Rights or other intangible property comprising a part of the Assets; and (ii) to cooperate with Buyer, and to cause MTD to cooperate with Buyer, in performing any lawful act or signing any document which Buyer in its sole judgment considers necessary to apply for, prosecute, obtain or enforce any Intellectual Property Right or other intangible property or right comprising a part of the Assets. In the event that Buyer is unable to secure Seller’s or MTD’s signature on any such document, each of Seller and MTD hereby irrevocably designates and appoints each of Buyer and its duly authorized agents as its agent and attorney-in-fact, to act for and in its behalf and stead, for the limited purpose of executing and filing any such document and doing all other lawfully permitted acts to further the prosecution, issuance and enforcement of the Intellectual Property Rights or other protections with the same force and effect as if executed and delivered by Seller or MTD, respectively.

11.3 Collections. Buyer shall complete and receive any purchase price or other payment made after the Closing with respect to any Open Customer Purchase Order or other contract or agreement assigned to, and assumed by, Buyer at the Closing. Seller covenants and agrees to promptly deliver to Buyer any payments received by Seller after the Closing that are due to Buyer under this Section 11.3 or pursuant to any other provision of this Agreement, and further agrees to cooperate with and assist Buyer, at Buyer’s expense, in arranging for the delivery to Buyer of any such amounts.

11.4 Removal of Liens. Seller covenants and agrees with Buyer that following payment by Buyer of any amounts included in the Trade Payables that are due to contractors and other vendors of Seller in connection with various leasehold improvements made to Seller’s Phoenix, Arizona facilities, Seller shall take all actions necessary to remove, promptly following Closing, any liens related to such leasehold improvements encumbering the Assets, including any liens of the lessor of such facilities in connection therewith. In the event that Seller fails to discharge its obligations under this Section 11.4, Buyer shall be entitled to take all actions necessary to remove any such liens, and any costs and expenses, including attorneys’ fees, incurred by Buyer in connection therewith shall be included as part of the Trade Payables assumed by Buyer.

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      12. Indemnities.

12.1 Indemnification by Seller, Molinaro, MTD, Crisci and the Preferred Shareholders. Subject to the provisions of Section 12.4, Seller, Molinaro, MTD, Crisci and the Preferred Shareholders shall, jointly and severally, indemnify and hold Buyer and its Representatives harmless from any Loss arising out of the any claims of Bennardo, Crisci or any other former or current employee of or consultant to Seller or its affiliates, or any litigation to which Seller or MTD or their respective Representatives are parties, or the breach of any representation or warranty by, or the failure of, Seller, Molinaro, MTD, Crisci or the Preferred Shareholders to comply with or perform any of their respective covenants or obligations contained in this Agreement or any other Transaction Document.

12.2 Indemnification by Buyer. Buyer shall indemnify and hold Seller and its Representatives harmless from any Loss arising out of the breach of any representation or warranty or the failure of Buyer to comply with or perform any of the covenants or obligations of Buyer contained in this Agreement or any other Transaction Document, or the use by Buyer of the Assets following the Closing.

12.3 Procedures for Indemnification.

12.3.1 In the event of the initiation or commencement of any Matter with respect to which one party may become obligated to indemnify the other, the party that may be entitled to indemnification (the “Indemnified Party”) shall promptly give written notice (the “Indemnification Notice”) of such entitlement to indemnification to the party that may be obligated to provide indemnification (the “Indemnifying Party”). Any such Indemnification Notice shall briefly set forth the basis for the requested indemnification, a description of the Matter, and the amount of the indemnification payment (if determinable) which the Indemnified Party has determined it is entitled to receive with respect to any such Matter. The Indemnifying Party shall have the right, exercisable by written notice to the Indemnified Party, at the Indemnifying Party’s own expense, to assume the defense of any such Matter. If the Indemnifying Party so elects to assume the defense of any such Matter, (i) the Indemnifying Party shall proceed to defend such action in a diligent manner with legal counsel acceptable to the Indemnified Party, (ii) the Indemnified Party shall make available to the Indemnifying Party any and all documents and materials in the possession of the Indemnified Party that may be necessary to the defense of such Matter, (iii) the Indemnified Party shall otherwise cooperate with the Indemnifying Party in the defense of such Matter, (iv) the Indemnifying Party shall keep the Indemnified Party informed of all material developments and events relating to such Matter, (v) the Indemnified Party shall have the right to participate, at its own expense, in the defense of such Matter and (vi) the Indemnifying Party shall not settle, adjust or compromise such Matter without the prior written consent of the Indemnified Party; provided, however, that the Indemnified Party shall not unreasonably withhold its consent to any proposed settlement if (a) such proposed settlement involves only the payment of money and (b) the Indemnifying Party demonstrates, to the reasonable satisfaction of the Indemnified Party, that the Indemnifying Party is able to pay the amount of such settlement and all related expenses. If the Indemnified Party refuses

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a settlement in a liquidated amount and the Indemnifying Party is financially capable of paying such liquidated amount, then, in the event upon ultimate settlement or resolution of the Matter, the Indemnifying Party shall not be liable for an amount in excess of the amount for which the Indemnifying Party would have been liable if such settlement had been accepted.

12.3.2 In the event an Indemnified Party suffers a Loss for which it is entitled to indemnification, other than as set forth in Section 12.3.1 and described in an Indemnification Notice, the Indemnified Party shall deliver to the Indemnifying Party a notice (“Loss Notice”) specifying the amount of such Loss and briefly describing the circumstances under which such Loss was incurred. The Indemnifying Party shall pay the Indemnified Party in cash, within thirty (30) days after receipt of such Loss Notice, an amount equal to such Loss or, in the event the Indemnifying Party objects to such proposed indemnification, written notice of such objection (which shall include a reasonably detailed explanation of the basis for such objection) to the Indemnified Party. In the event such written objection is not received by notice in accordance with this Section 12.3.2 within such thirty (30) day period, then the Indemnifying Party shall be deemed to have accepted the indemnification obligation set forth in the Loss Notice. In the event of such written objection, the parties shall attempt to resolve their dispute relating to indemnification by whatever means they deem appropriate. In the event the parties are unable to timely resolve such dispute, each party shall be entitled to pursue any and all rights and remedies available to it under this Agreement or any Transaction Document. In the event that Buyer is entitled to indemnification under this Section 12, Buyer and the representatives of Seller, Molinaro, MTD, Crisci, the Preferred Shareholders and the Bank appointed under the terms of the Escrow Agreement shall execute and deliver to the Escrow Agent appointed under the terms of the Escrow Agreement a Disbursement Certificate (as such term is defined in the Escrow Agreement) providing for the payment to Buyer of funds, including shares of PPI Common Stock, held in escrow under the terms of the Escrow Agreement. Should one or both of the representatives of Seller, Molinaro, MTD, Crisci, the Preferred Shareholders and the Bank appointed by such persons as their representatives under the Escrow Agreement refuse to execute and deliver to the Escrow Agent any such Disbursement Certificate, Buyer shall be entitled to obtain a court order mandating such disbursement and Seller and its Representatives, together with MTD and Sky Bank, shall be obligated to reimburse Buyer for all costs and expenses incurred in connection with obtaining such court order (provided Buyer obtains a court order in the amount requested by Buyer), such costs and expenses to be payable to Buyer from the amounts held in escrow under the terms of the Escrow Agreement.

12.4 Limitations.

12.4.1 Subject to the provisions of this Section 12.4.1, Seller, MTD and the Shareholders, including, without limitation, Molinaro and Crisci, shall have no obligation to indemnify Buyer or Buyer’s Representatives pursuant to Section 12.1 until the aggregate amount of Damages suffered or incurred by Buyer and Buyer’s Representatives exceeds Fifty-Thousand Dollars ($50,000) (the “Basket Amount”). At such time as the aggregate amount of Damages suffered or incurred by Buyer and Buyer’s Representatives

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exceeds the Basket Amount, then, subject to the provisions of this Section 12.4, Buyer and Buyer’s Representatives shall be entitled to recover all Damages in excess of the Basket Amount. In addition, Buyer and Buyer’s Representatives shall not be entitled to recover Damages for any individual claim that is less than One-Thousand Dollars ($1,000), but such amounts shall be taken into account in determining whether and to what extent Buyer’s Damages have exceeded the Basket Amount. Notwithstanding anything to the contrary contained in this Section 12.4.1, any claims by Buyer arising from or in connection with any waiver by Buyer and Seller of compliance with the provisions of any applicable Bulk Transfer Laws, any litigation against Seller or its shareholders or affiliates or their respective Representatives, or any taxes payable by Seller, whether or not in connection with consummation of the transactions contemplated by this Agreement, shall not be subject to the Basket Amount or the One-Thousand Dollar ($1,000) claim limitation.

12.4.2 The maximum aggregate amount for which Seller, MTD and the Shareholders, including, without limitation, Molinaro and Crisci, shall be liable to Buyer or Buyer’s Representatives pursuant to Section 12.1 of this Agreement shall be equal to the sum of (i) all Aggregate Payment amounts allocated to Seller, MTD and the Shareholders pursuant to Section 2.4, plus (ii) all amounts payable to the Shareholders pursuant to the Crisci and Molinaro Non-Compete Agreements, plus (iii) all amounts payable to MTD in connection with the assumption by Buyer of any liability, obligation or commitment of Seller or Molinaro to MTD included in the Assumed Liabilities. Notwithstanding that the obligations of Seller, MTD and the Shareholders are joint and several under Section 12.1 hereof, none of Seller, MTD or any Shareholder shall be liable for any amount in excess of the amount allocated or otherwise payable to such person pursuant to this Agreement and the other Transaction Documents to which such person is a party.

12.5 Survival. All representations, warranties, covenants, agreements and obligations set forth in this Agreement or in any other Transaction Document furnished in connection with this Agreement or the transactions contemplated hereby or thereby shall survive the Closing and, except as otherwise provided herein or in any other Transaction Document, shall terminate upon expiration of the applicable statutes of limitation. The Escrow Agreement and the indemnification provided for under this Section 12 shall terminate upon the earlier of (a) one year following the date of Closing and (b) sixty (60) days following the date of the report of the auditors of Buyer on the annual financial statement of Buyer for the fiscal year ending August 31, 2001; provided, however, that any claims made by a party seeking indemnification, or by Buyer with respect to the funds held in escrow, prior to the expiration of such period shall survive, pending resolution and payment of such claims.

12.6 Escrow Agreement. Upon notice to the representatives of the Seller, Molinaro, MTD, Crisci, the Shareholders and the Bank appointed by such persons under the terms of the Escrow Agreement, specifying the basis for such action, Buyer may give notice to the escrow agent of a claim under the Escrow Agreement. Neither the giving of such notice nor the failure to give such notice shall constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it,

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including, without limitation, Buyer’s right to seek indemnification from Seller, MTD or any Shareholder, including, without limitation, Molinaro or Crisci.

12.7 Right of Set-Off. Notwithstanding any other right or remedy afforded Buyer under this Agreement, Buyer shall have a right of set-off with respect to any amounts payable to Molinaro, MTD (or its assignee), Crisci or the Preferred Shareholders under this Agreement or any other Transaction Document to which one or more of such persons is a party.

      13. Post-Closing Adjustments.

13.1 Closing Balance Sheet.

13.1.1 As promptly as practicable following the date of Closing, but in any event not later than twenty (20) days thereafter, Seller will cause to be prepared and delivered to Buyer a balance sheet dated as of the Closing (the “Closing Balance Sheet”), together with a certificate signed by the President and Chief Financial Officer of Seller setting forth Seller’s calculation under Section 2.3 of this Agreement of the net amount of the adjustment to the Aggregate Payment. The Aggregate Payment, plus or minus the net amount of such adjustment, is hereinafter referred to as the “Adjusted Aggregate Payment”. The Closing Balance Sheet shall reflect the net book value of the Accounts Receivable, after appropriate reserves, and the Inventory, after appropriate reserves, and the exact dollar amount of each Trade Payable transferred to Buyer by Seller at Closing, and shall be prepared in accordance with generally accepted accounting principles. The certificate of Seller shall include Seller’s determination of the value of the fabrication equipment transferred from Seller to MTD or Molinaro prior to Closing, calculated in accordance with Section 2.3.3 of this Agreement.

13.1.2 If Buyer disagrees with Seller’s calculation of the amount of the Adjusted Aggregate Payment, as delivered to Buyer by Seller under Section 13.1 hereof, Buyer may, within twenty (20) days after delivery to Seller of the documents referred to in Section 13.1 hereto, deliver a notice to Seller disagreeing with such calculation and setting forth Buyer’s calculation of the amount of Adjusted Aggregate Payment. Any such notice of disagreement shall specify those items or amounts as to which Buyer disagrees, and Buyer shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet.

13.1.3 If a notice of disagreement shall be duly delivered by Buyer to Seller under Section 13.2 hereof, Buyer and Seller shall, during the fifteen (15) days following delivery of the notice under Section 13.2 hereof, use their best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of the Adjusted Aggregate Payment, which amount shall not be less than the amount thereof shown in Buyer’s calculations delivered pursuant to Section 13.2 nor more than the amount thereof shown in Seller’s calculation delivered pursuant to Section 13.1. If, during such period, Buyer and Seller are unable to reach such agreement, they shall promptly

Portola Packaging, Inc./Consumer Cap Corporation
Asset Purchase Agreement

thereafter cause independent accountants of nationally recognized standing reasonably satisfactory to Buyer and Seller (who shall not have any material relationship with Buyer or Seller or their respective affiliates), promptly to review this Agreement and the disputed items or amounts for the purpose of calculating the amount of the Adjusted Aggregate Payment. In making such calculation, such independent accountants shall consider only those items or amounts in the Closing Balance Sheet or Seller’s calculation of the amount of the Adjusted Aggregate Payment as to which Buyer has disagreed. Such independent accountants shall deliver to Buyer and Seller, as promptly as practicable, a report setting forth such calculation. Such report shall be final and binding upon Buyer and Seller and their respective Representatives, shareholders and affiliates. The cost of such review and report shall be borne (i) by Buyer if the difference between the amount of the Adjusted Aggregate Payment and Buyer’s calculation of the amount of the Adjusted Aggregate Payment delivered by Buyer to Seller pursuant to Section 13.2 is greater than the difference between the amount of the Adjusted Aggregate Payment and Seller’s calculation of the amount of the Adjusted Aggregate Payment delivered by Seller to Buyer pursuant to Section 13.1, (ii) by Seller if the first such difference is less than the second such difference and (iii) otherwise equally by Buyer and Seller.

13.2 Aggregate Payment Adjustment.

13.2.1 In the event that the amount of the Adjusted Aggregate Payment is less than the amount of the Aggregate Payment, then the amount by which the Aggregate Payment exceeds the Adjusted Aggregate Payment shall be paid to Buyer from the funds delivered into escrow at Closing, in accordance with a Disbursement Certificate delivered to the Escrow Agent in accordance with the terms and provisions of the Escrow Agreement. . Should one or both of the representatives of Seller, Molinaro, MTD, Crisci, the Preferred Shareholders and the Bank appointed by such persons as their representatives under the Escrow Agreement refuse to execute and deliver to the Escrow Agent any such Disbursement Certificate (as such term is defined in the Escrow Agreement), Buyer shall be entitled to obtain a court order mandating such disbursement and Seller and its Representatives, together with MTD and Sky Bank, shall be obligated to reimburse Buyer for all costs and expenses incurred in connection with obtaining such court order (provided Buyer obtains a court order in the amount requested by Buyer), such costs and expenses to be payable to Buyer from the amounts held in escrow under the terms of the Escrow Agreement.

13.2.2 In the event that the amount of the Adjusted Aggregate Payment is greater than the amount of the Aggregate Payment, then the amount by which the Adjusted Aggregate Payment exceeds the Aggregate Payment shall be paid to Seller by Buyer and delivered into escrow to be held and delivered under the terms of the Escrow Agreement.

13.3 Buyer and Seller agree that they will, and agree to cause their respective accountants to, cooperate and assist in the preparation of the Closing Balance Sheet and the calculation of the amount of the Adjusted Aggregate Payment, and in the

Portola Packaging, Inc./Consumer Cap Corporation
Asset Purchase Agreement

conduct of the audits and reviews referred to in this Section 13, including, without limitation, the making available to the extent necessary of books, records, work papers and personnel.

      14. Termination of Agreement.

14.1 Prior to the Closing.

14.1.1 This Agreement and the transactions contemplated by this Agreement may be terminated and abandoned at any time prior to the Closing by the mutual written agreement of the parties hereto.

14.1.2 This Agreement and the transactions contemplated by this Agreement may be terminated and abandoned by either Buyer or Seller in the event that Closing of the transactions contemplated by this Agreement shall not have occurred within thirty (30) days following execution and delivery of this Agreement.

14.2 At the Closing. This Agreement may be terminated and abandoned at the Closing:

14.2.1 By Buyer if any of the conditions precedent to Buyer’s obligations pursuant to Section 8 of this Agreement shall not have been fulfilled as of the Closing; or

14.2.2 By Seller if any of the conditions precedent to Seller’s obligations pursuant to Section 9 of this Agreement shall not have been fulfilled as of the Closing.

      Any termination of the Agreement pursuant to this Section 14.2 shall be effected by the delivery of written notice from the terminating party to the other party in accordance with the notice provisions set forth in Section 15.12 of this Agreement.

      15. Miscellaneous.

15.1 Governing Laws. It is the intention of the parties hereto that the internal laws of the Commonwealth of Pennsylvania (irrespective of its choice of law principles) shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto. The parties agree that any suit to enforce any provision of this Agreement or arising out of or based upon this Agreement or the business relationship among the parties hereto shall be brought in the United States District Court for the Western District of Pennsylvania or in the Court of Common Pleas in and for the County of Lawrence, Pennsylvania. Each party hereby agrees that such courts shall have in personam jurisdiction with respect to such party, and each party hereby submits to the in personam jurisdiction of such courts.

Portola Packaging, Inc./Consumer Cap Corporation
Asset Purchase Agreement

15.2 Binding Upon Successors and Assigns. Subject to, and unless otherwise provided in, this Agreement, each and all of the covenants, terms, provisions and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the permitted successors, executors, heirs, representatives, administrators and assigns of the parties hereto. In this regard, this Agreement, and the rights and obligations of Buyer, may be assigned by Buyer to a wholly-owned subsidiary of Buyer without the consent of the other parties hereto.

15.3 Severability. If any provision of this Agreement, or the application of such provision, shall for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall be interpreted so as best to reasonably effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision which will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

15.4 Entire Agreement. This Agreement and the other Transaction Documents, together with the Schedules and Exhibits hereto and thereto, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to such subject matter. The express terms of this Agreement control and supersede any course of performance or usage of the trade inconsistent with any of the terms of this Agreement.

15.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

15.6 Finder’s Fees. Neither party is or will be obligated to pay any finder’s or broker’s fee or commission in connection with the transactions contemplated by this Agreement. Each party agrees to indemnify and hold harmless the other from any liability for any commission or compensation in the nature of a finder’s or broker’s fee (and the costs and expenses of defending against such liability or asserted liability) for which such indemnifying party, its employees, agents or representatives is responsible.

15.7 Expenses. Subject to this Section 15.7, each party shall pay all of its own costs and expenses incurred with respect to the negotiation, execution and delivery of this Agreement and the other Transaction Documents, including but not limited to attorneys’ fees, accountants’ fees, other professional fees, due diligence fees and travel expenses. Notwithstanding anything to the contrary contained in this Section 15.7, the Shareholders shall pay all Seller’s attorneys’ fees related to the preparation and negotiation of this Agreement and the other Transaction Documents contemplated hereby, together with any attorneys’ fees and other costs of litigation, incurred by Seller on or after November 3, 2000.

Portola Packaging, Inc./Consumer Cap Corporation
Asset Purchase Agreement

15.8 Other Remedies. Any and all remedies expressly conferred upon a party by this Agreement (or any other Transaction Document) shall be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement (or any other Transaction Document) or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other.

15.9 Amendment and Waiver. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound by such amendment or waiver. The waiver by a party of any breach of this Agreement or default in any performance due under this Agreement shall not be deemed to constitute a waiver of any other or succeeding breach or default. The failure of any party to enforce any of the provisions of this Agreement shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

15.10 Attorneys’ Fees. Should suit or arbitration be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit or arbitration and not as damages, reasonable attorneys’ fees to be fixed by the court (including, without limitation, costs, expenses and fees on any appeal). The prevailing party shall be the party entitled to recover its costs of suit regardless of whether such suit proceeds to final judgment In addition, the prevailing party in any suit shall be entitled to recover its reasonable attorneys’ fees incurred in enforcing the final judgment or arbitration award. Such right to attorneys’ fees pursuant to this Section 15.10 is severable from the other provisions of this Agreement, shall survive the initial judgment or award in favor of the prevailing party, and is not to be deemed to be merged into such judgment or award.

15.11 Further Assurances. Each party agrees to cooperate fully with the other parties hereto and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by any other party, to better evidence and reflect the transactions described in and contemplated by this Agreement and the other Transaction Documents, and to carry into effect the intents and purposes of this Agreement and the other Transaction Documents.

15.12 Notices. All notices, consents, waivers or demands of any kind which one party to this Agreement may be required or may desire to serve on another party in connection with this Agreement shall be in writing and shall be delivered by personal service or sent by telecopy, overnight mail or certified or registered mail, return receipt requested, with postage fully prepaid. All such communications shall be addressed as follows:

Portola Packaging, Inc./Consumer Cap Corporation
Asset Purchase Agreement

Seller or MTD:	Consumer Cap Corporation P.O. Box 7906 Shenango Commerce Park New Castle, PA 16107 Attn: Luca Molinaro, President Fax: (724) 654-8573

Shareholders:	Addresses set forth on signature page hereto

If to Seller, MTD or Shareholders, with a copy to:	Cohen & Grigsby 11 Stanwix Street, 15th Floor Pittsburgh, PA 15222-1319 Attn: David I. Cohen Fax: (412) 209-0672

Buyer:	Portola Packaging, Inc. 898 Faulstich Court San Jose, CA 95112 Attn: Chief Financial Officer Fax: (408) 452-0122

If to Buyer, with a copy to:	Tomlinson Zisko Morosoli & Maser LLP 200 Page Mill Road, 2nd Floor Palo Alto, CA 94306 Attn: Cynthia M. Loe, Esq. Fax: (650) 324-1808

Except as may otherwise be provided in this Agreement, all such communications shall be deemed to have been duly given when transmitted by telecopier with verified receipt by the transmitting telecopier, when personally delivered, two (2) days after being delivered to an air courier (e.g. Federal Express) upon proof of delivery, or, in the case of a mailed notice, five (5) days after being deposited, certified or registered mail, postage prepaid. Any party may change its address for such communications by giving notice thereof to any other party in conformity with this Section 15.12.

15.13 Time. Time is of the essence of this Agreement.

15.14 Construction of Agreement. This Agreement has been negotiated by the parties and their respective attorneys and the language of this Agreement shall not be construed for or against any party. A reference in this Agreement to any Section is a reference to a Section of this Agreement unless the context otherwise requires and shall include a reference to every Section the number of which begins with the number of the Sections to which reference is specifically made (e.g., a reference to Section 3.8 shall include a reference to Sections 3.8.1 and 3.8.2.1.). A reference to an Exhibit or Schedule is a reference to an Exhibit or Schedule to this Agreement unless the context otherwise requires.

Portola Packaging, Inc./Consumer Cap Corporation
Asset Purchase Agreement

The titles and headings in this Agreement are for reference purposes only and shall not in any manner limit the construction of this Agreement which shall be considered as a whole. All pronouns and any variations of any pronouns shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

15.15 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between or among the parties. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times will continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other. No party shall hold itself out as having any authority or relationship in contravention of this Section 15.16.

15.16 Absence of Third Party Beneficiary Rights. No provisions of this Agreement are intended nor shall be interpreted to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, vendor, affiliate, shareholder or partner of any party or any other person, unless specifically provided otherwise in this Agreement, and, except as so provided, all provisions of this Agreement shall be personal solely among the parties to this Agreement.

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Portola Packaging, Inc./Consumer Cap Corporation
Asset Purchase Agreement

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BUYER:	SELLER:

PORTOLA PACKAGING, INC., a Delaware corporation	CONSUMER CAP CORPORATION, a Pennsylvania corporation

By:	By:

Its:	Its:

SHAREHOLDERS:	Birchmere Investments L.P.

By:

Luca Molinaro	Name:

Title:

Address:	Address:

Vaughn Crisci	John S. Isherwood

Address:	Address:

Mellon Ventures, L.P.

By:

Name:	Sean D.S. Sebastian

Title:

Address:	Address:

[ADDITIONAL SIGNATURES ON FOLLOWING PAGE]

Portola Packaging, Inc./Consumer Cap Corporation
Asset Purchase Agreement

ACKNOWLEDGED AND AGREED:

Molinaro Tool & Die

By:________________________________
Name:______________________________
Title:_______________________________